Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 28, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12399
FT American Fundamental Industries ETF Portfolio, Series 1
(the “Trust”)
CIK No. 2066972 File No. 333-288807

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.With respect to the “themes” described in the bulleted list set forth in the “Portfolio Selection Process” section, please clarify whether an ETF must provide a minimum level of exposure to one of the themes to be eligible for inclusion in the portfolio.

Response:The Trust confirms that there is no minimum level of exposure requirement for an ETF to be eligible for inclusion in the portfolio. In accordance with the Staff’s comment, the following disclosure will be added to the second paragraph set forth under the “Portfolio Selection Process” section:

There is no minimum level of exposure to a theme that an ETF must provide in order to be eligible for inclusion in the portfolio.

Risk Factors

2.Please disclose any principal risks to the Trust due to its exposure to master-limited partnerships held by the Funds in which the Trust invests.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to funds that invest in master-limited partnerships, appropriate disclosure will be added to the Trust’s prospectus.

3.Please consider updating the statement in the “Market Risk” disclosure that the Federal Reserve has recently lowered interest rates.

Response:The Trust has considered the Staff’s comment and respectfully declines to revise the disclosure as it believes the disclosure as currently stated is accurate and appropriate for investor comprehension. However, the Trust will continue to monitor developments in the Federal Reserve’s approach to interest rates moving forward, especially in light of the upcoming September Federal Open Market Committee meeting.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon